Filed Pursuant to Rule 433

under the Securities Act of 1933

Registration Statement No. 333-210962

Issuer Free Writing Prospectus,

dated May 5, 2016

EQUIFAX INC.

Final Term Sheet

Issuer:	Equifax Inc.

Trade Date:	May 5, 2016

Settlement Date (T+5)**:	May 12, 2016

Security:	2.300% Senior Notes due 2021 (the “2021 Notes”) 3.250% Senior Notes due 2026 (the “2026 Notes”)

Expected Ratings (Moody’s/S&P)*:	Baa1 (stable) / BBB+ (stable)

Principal Amount:	2021 Notes: $500,000,000 2026 Notes: $275,000,000

Maturity:	2021 Notes: June 1, 2021 2026 Notes: June 1, 2026

Benchmark Treasury:	2021 Notes: UST 1.375% due April 30, 2021 2026 Notes: UST 1.625% due February 15, 2026

Benchmark Treasury Price/Yield:	2021 Notes: 100-25+ / 1.210% 2026 Notes: 98-27 / 1.754%

Spread to Benchmark Treasury:	2021 Notes: T+110 bps 2026 Notes: T+150 bps

Yield to Maturity:	2021 Notes: 2.310% 2026 Notes: 3.254%

Price to Public:	2021 Notes: 99.952% 2026 Notes: 99.964%

Coupon (Interest Rate):	2021 Notes: 2.300% 2026 Notes: 3.250%

Interest Payment Dates:	June 1 and December 1 of each year, beginning on December 1, 2016

Net Proceeds (before expenses):	$769,873,500

Make Whole Call:

2021 Notes:

Prior to May 1, 2021, the Securities will be redeemable at the Issuer’s option at any time or from time to time at a redemption price equal to (A) the greater of (i) 100% of the principal amount of such Securities and (ii) the sum of the present values of remaining scheduled payments of principal and interest (exclusive of interest accrued to the redemption date) on such Securities discounted to the redemption date on a semi-annual basis at the Treasury rate plus 20 bps, plus (B) accrued and unpaid interest to, but excluding, the redemption date.

Beginning May 1, 2021, the Securities will be redeemable, in whole or in part from time to time, at the Issuer’s option at 100% of the principal amount of the Securities being redeemed plus accrued and unpaid interest to, but excluding, the date of redemption.

2026 Notes:

Prior to March 1, 2026, the Securities will be redeemable at the Issuer’s option at any time or from time to time at a redemption price equal to (A) the greater of (i) 100% of the principal amount of such Securities and (ii) the sum of the present values of remaining scheduled payments of principal and interest (exclusive of interest accrued to the redemption date) on such Securities discounted to the redemption date on a semi-annual basis at the Treasury rate plus 25 bps, plus (B) accrued and unpaid interest to, but excluding, the redemption date.

Beginning March 1, 2026, the Securities will be redeemable, in whole or in part from time to time, at the Issuer’s option at 100% of the principal amount of the Securities being redeemed plus accrued and unpaid interest to, but excluding, the date of redemption.

Change of Control Put:	At 101% upon occurrence of Change of Control Triggering Event

CUSIP/ISIN Numbers:	2021 Notes: 294429 AK1 / US294429AK16 2026 Notes: 294429 AL9 / US294429AL98

Joint Book-Running Managers:	J.P. Morgan Securities LLC Merrill Lynch, Pierce, Fenner & Smith Incorporated Wells Fargo Securities, LLC SunTrust Robinson Humphrey, Inc. Mizuho Securities USA Inc.

Co-Managers:

BB&T Capital Markets,

      a division of BB&T Securities, LLC

CIBC World Markets Corp.

Citigroup Global Markets Inc.

PNC Capital Markets LLC

U.S. Bancorp Investments, Inc.

Fifth Third Securities, Inc.

HSBC Securities (USA) Inc.

*	Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.
**	It is expected that the delivery of the notes will be made against payment therefor on or about May 12, 2016, which is the fifth business day following the date hereof (such settlement cycle being referred to as “T+5”). Pursuant to Rule 15c6-1 under the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in three business days unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the notes on the date of pricing or the next succeeding business day will be required, by virtue of the fact that the notes initially will settle in T+5, to specify an alternative settlement cycle at the time of any such trade to prevent failed settlement. Purchasers of the notes who wish to trade the notes on the date of pricing and the next succeeding business day should consult their own advisors.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, J.P. Morgan Securities LLC, Merrill Lynch, Pierce, Fenner & Smith Incorporated or Wells Fargo Securities, LLC can arrange to send you the prospectus if you request it by calling J.P. Morgan Securities LLC at 1-212-834-4533, Merrill Lynch, Pierce, Fenner & Smith Incorporated at 1-800-294-1322 or Wells Fargo Securities, LLC toll free at 1-800-645-3751.

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